As filed with the Securities and Exchange Commission on April 22, 2004

Registration No. 333-63102

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE
AMENDMENT NO. 3
TO
FORM S-2
ON
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DONEGAL GROUP INC.

(Exact name of registrant as specified in its charter)

Delaware	23-2424711

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1195 River Road
Marietta, Pennsylvania 17547
(888) 877-0600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Donald H. Nikolaus, President
Donegal Group Inc.
1195 River Road
Marietta, Pennsylvania 17547
(888) 877-0600

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copy to:
Kathleen M. Shay, Esquire
Duane Morris LLP
4200 One Liberty Place
Philadelphia, PA 19103-7396
(215) 979-1000

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act of 1933, please check the following box. ☐

     This Post-Effective Amendment No. 3 to the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(c) of the Securities Act of 1933, may determine.

PROSPECTUS

DONEGAL GROUP INC.

2001 AGENCY STOCK PURCHASE PLAN

300,000 shares of Class A common stock

     We are offering 300,000 shares of our Class A common stock to eligible insurance agencies under our 2001 Agency Stock Purchase Plan. Our Class A common stock is listed for trading on the Nasdaq Stock Market under the symbol “DGICA.” On April 20, 2004, the last reported sale price of our Class A common stock on the Nasdaq National Market System was $22.20 per share.

     We will offer shares of our Class A common stock under the plan directly to eligible agencies through our officers and will not use a broker or a dealer. In addition, we will not pay commissions, discounts or any other payments to any person for services in connection with the offer or sale of shares of our Class A common stock under the plan. We will pay all costs of administering the plan. Participants will not incur brokerage commissions or service charges for the purchase of shares under the plan. We will retain all proceeds from the sale of shares of our Class A common stock under the plan.

     Our principal executive offices are located at 1195 River Road, Marietta, Pennsylvania 17547; telephone (888) 877-0600. You should retain this prospectus for future reference.

     SEE “RISK FACTORS” BEGINNING ON PAGE 3 FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER BEFORE YOU INVEST IN OUR CLASS A COMMON STOCK.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is April 22, 2004.

i

PROSPECTUS SUMMARY

     Unless the context indicates otherwise, all references in this prospectus to “we,” “us,” “our” or the “Company” include Donegal Group Inc. and its wholly owned insurance subsidiaries, Atlantic States Insurance Company, Southern Insurance Company of Virginia, Le Mars Insurance Company, The Peninsula Insurance Company and Peninsula Indemnity Company, which are referred to as “Atlantic States,” “Southern,” “Le Mars” and “Peninsula Companies” in this prospectus. As used in this prospectus, the “Mutual Company” refers to Donegal Mutual Insurance Company.

     This summary highlights some information from this prospectus. It may not contain all of the information that is important to you. To understand this offering fully, you should read the entire prospectus carefully, including the risk factors.

     We are an insurance holding company that offers property and casualty insurance through our wholly owned subsidiaries and participates in a pooling agreement with the Mutual Company. Our operations are interrelated with the operations of the Mutual Company, and various reinsurance arrangements exist between our insurance subsidiaries and the Mutual Company. In addition, the Mutual Company provides us and some of our insurance subsidiaries with all of our personnel.

     We are authorized to issue 30,000,000 shares of Class A common stock, 10,000,000 shares of Class B common stock and 2,000,000 shares of preferred stock. As of March 31, 2004, the Mutual Company owned approximately 41.5% of our outstanding Class A common stock and approximately 62.6% of our outstanding Class B common stock and controls approximately 57.5% of the votes that may be cast on any matter submitted to a vote of our stockholders.

     Our Class A common stock and our Class B common stock are identical, except with respect to voting rights and the payment of dividends:

•	Voting Rights. The holders of shares of Class A common stock are entitled to one-tenth of one vote per share held on any matter to be voted on by our stockholders, and the holders of shares of Class B common stock are entitled to one vote per share on those matters. Except as otherwise required under the Delaware General Corporation Law or our certificate of incorporation, the holders of Class A common stock and the holders of Class B common stock vote together as a single class on all matters presented to our stockholders for a vote.

•	Payment of Dividends. Our Class A common stock outstanding at the time of the declaration of any cash dividend or other distribution payable upon our Class B common stock is entitled to a cash dividend or distribution payable at the same time and to stockholders of record on the same date in an amount at least 10% greater than any cash dividend declared upon our Class B common stock. Our Class A common stock and our Class B common stock are equal in respect to dividends or other distributions payable in shares of capital stock, except that the dividends or distributions may be made:

•	in shares of Class A common stock to the holders of Class A common stock and in shares of Class B common stock to the holders of Class B common stock;

•	in shares of Class A common stock to the holders of Class A common stock and to the holders of Class B common stock; or

•	in any other authorized class or series of capital stock to the holders of Class A common stock and to the holders of Class B common stock.

     We are offering to eligible independent insurance agencies of our subsidiaries and affiliated insurance companies, including the Mutual Company, an opportunity to acquire a proprietary interest in us through the plan. We adopted the plan to foster our interests and the interests of the agencies that are eligible to participate in the plan in achieving long-term profitable growth for us.

     We have reserved 300,000 shares of Class A common stock for sale to eligible agencies under the plan for the five-year period ending March 31, 2007. The purchase price for shares of our Class A common stock purchased under the plan will be 90% of the average closing prices of the Class A common stock on the Nasdaq National Market System on the last ten trading days of each applicable subscription period.

     We will offer shares under the plan directly to eligible agencies through our officers and will not use a broker or a dealer. In addition, we will not pay commissions, discounts or any other payments to any person for services in connection with the sale of shares of our Class A common stock under the plan. We will pay all costs of administering the plan. Participants will not incur brokerage commissions or service charges for the purchase of shares under the plan.

RISK FACTORS

     An investment in shares of our Class A common stock involves various risks. You should consider carefully the following risk factors in conjunction with the other information contained or incorporated by reference in this prospectus, before deciding to invest in shares of our Class A common stock. If any of the following risks or uncertainties occurs, our business, financial condition and operating results would likely suffer. In that event, the market price of our Class A common stock could decline and you could lose all or part of your investment. The risk factors described below are not the only risks that may affect us. Additional risks and uncertainties not presently known to us also may adversely affect our business, financial condition and results of operations.

     Risks Relating to Us and Our Business

     Our operations are interrelated with those of the Mutual Company, which is our controlling stockholder, and potential conflicts exist between the best interests of our stockholders and the best interests of the policyholders of the Mutual Company.

     The Mutual Company, which currently owns shares of our common stock generally entitling it to cast approximately 57.5% of the aggregate votes eligible to be cast by our stockholders at any meeting of stockholders, controls the election of the members of our board of directors, and four of the seven members of our board of directors are also members of the board of directors of the Mutual Company. These directors have a fiduciary duty to our stockholders, and also have a fiduciary duty to the policyholders of the Mutual Company. Our executive officers have the same positions with both the Mutual Company and us, and therefore have competing fiduciary duties. Certain potential and actual conflicts of interest arise from these separate fiduciary duties. Among these conflicts of interest are:

•	We and the Mutual Company periodically review the percentage participation rate of Atlantic States in the underwriting pool.

•	We and the Mutual Company must annually establish the terms of certain inter-company reinsurance agreements.

•	We and the Mutual Company must make judgments about the allocation of shared expenses between the Mutual Company and us in accordance with various inter-company expense-sharing agreements.

•	We may enter into other transactions and contractual relationships with the Mutual Company and its subsidiaries.

     As a consequence, we and the Mutual Company have established a coordinating committee that consists of two of our directors who are not directors of the Mutual Company and two directors of the Mutual Company who are not members of our board of directors. Under our by-laws and those of the Mutual Company, any new agreement or transaction between the Mutual Company and us, as well as any proposed change to an existing agreement between the Mutual Company and us, must first be submitted to the Mutual Company’s and our boards of directors for approval. If approved by both boards of directors, the proposed agreement or transaction, or the change in an existing agreement, must receive the approval of the coordinating committee. Coordinating committee approval is granted only if both of our coordinating committee members conclude that the new agreement or transaction or proposed change in an existing agreement is fair and equitable to us and our stockholders and both of the Mutual Company’s coordinating committee members conclude that the new agreement or transaction or proposed change in an existing agreement is fair and equitable to the Mutual Company and its policyholders.

     The Mutual Company has the ability to determine the outcome of all matters submitted for approval by our stockholders. The price of our Class A common stock may be adversely affected because of the Mutual Company’s ownership of our Class A common stock and Class B common stock or by the difference in voting power between our Class A common stock and Class B common stock.

     Each share of our Class A common stock has one-tenth of a vote per share and generally can vote as a separate class only on matters pertaining to the rights of holders of Class A common stock. Voting control of the Company is vested in the Mutual Company. The Mutual Company owns approximately 41.5% of our outstanding Class A common stock and approximately 62.6% of our outstanding Class B common stock and controls approximately

57.5% of the votes that may be cast on any matter submitted to a vote of our stockholders. The Mutual Company has sufficient voting control to:

•	elect a majority of our board of directors, who in turn determines our management and policies; and

•	control the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets.

     The interests of the Mutual Company may conflict with the interests of our other stockholders. In addition, the voting power of the Mutual Company may have a negative effect on the price of our Class A common stock.

     Our results of operations could suffer if the Mutual Company were to experience unusually severe or frequent losses or were not able to price its premiums adequately.

     Our insurance subsidiary, Atlantic States, participates in a pooling agreement with the Mutual Company, under which the parties share the underwriting results on substantially all of the property and casualty insurance business written by both companies. Under the terms of the pooling agreement, Atlantic States has a 70% share of the results of the pool and the Mutual Company has a 30% share of the results of the pool. The allocation of pool participation percentages between the Mutual Company and Atlantic States has been established based on the pool participants’ relative amounts of capital and surplus, expectations of future relative amounts of capital and surplus and our ability to raise capital for Atlantic States. We do not expect the allocation to change in the foreseeable future.

     Because of the pooled business allocated to us, our insurance operations are interrelated with the insurance operations of the Mutual Company, and our results of operations are dependent, in part, upon the underwriting results of the Mutual Company. Although the underwriting pool is intended to produce a more uniform and stable underwriting result from year to year for the participants in the pool than they would experience individually and to spread the risk of loss among the participants, if the Mutual Company experiences unusually severe or frequent losses or does not adequately price its premiums, our business, financial condition and results of operations could suffer.

     We currently conduct business in a limited number of states, with a concentration of business in Pennsylvania and Virginia. Any single catastrophe occurrence or other condition affecting losses in these states could adversely affect our results of operations.

     We conduct business in states located primarily in the Mid-Atlantic, Southeastern and Midwestern portions of the United States. A substantial portion of our business is private passenger and commercial automobile, homeowners and workers’ compensation insurance in Pennsylvania and Virginia. While we actively manage our exposure to catastrophes through our underwriting process and the purchase of reinsurance, a single catastrophe occurrence, destructive weather pattern, general economic trend, terrorist attack, regulatory development or other condition affecting one or more of the states in which we conduct substantial business could materially adversely affect our business, financial condition and results of operations. Common catastrophic events include hurricanes, earthquakes, tornadoes, wind and hail storms, fires, explosions and severe winter storms.

     Our business, financial condition and results of operations may be adversely affected if the independent agents that market our products do not maintain their current levels of premium writing, fail to comply with established underwriting guidelines or otherwise inappropriately market our products.

     Our agency force is one of the most important components of our competitive profile. As a result, we are materially dependent upon these independent agents, each of whom has the authority to bind us to insurance contracts. To the extent that these independent agents’ marketing efforts cannot be maintained at their current levels of volume and quality or they bind us to unacceptable insurance risks, fail to comply with our established underwriting guidelines or otherwise inappropriately market our products, our business, financial condition and results of operations will suffer.

     Our business may not continue to grow and may be materially adversely affected if we cannot retain existing, and attract new, independent agents or if insurance consumers increase their use of other insurance delivery systems.

     The continued growth of our business will depend materially upon our ability to retain existing, and attract new, independent agents. If independent agencies find it easier to do business with our competitors, it would be difficult for us to retain our existing business or attract new business. While we believe we maintain good relationships with our independent agents, we cannot be certain that these independent agents will continue to sell our products to the consumers they represent. Some of the factors that could adversely affect our ability to retain existing, and attract new, independent agents include:

•	the significant competition among our competitors to attract independent agents;

•	our intense and time-consuming process to select a new independent agent;

•	our stringent criteria that require independent agents to adhere to consistent underwriting standards; and

•	our ability to pay competitive and attractive commissions, bonuses and other incentives to independent agents as compensation for selling our products.

     While we sell insurance solely through our network of independent agents, many of our competitors sell insurance through a variety of delivery methods, including independent agents, captive agencies, the Internet and direct sales. To the extent that individuals represented by our independent agents change their delivery system preference, our business, financial condition and results of operations may be adversely affected.

     We are dependent on dividends from our insurance subsidiaries for the payment of our operating expenses, our debt service and dividends to stockholders; however, our insurance subsidiaries may be unable to pay dividends to us.

     As a holding company, we rely primarily on dividends from our insurance subsidiaries as a source of funds to meet our corporate obligations. Payment of dividends by our insurance subsidiaries is subject to regulatory restrictions and depends on the surplus of our subsidiaries. From time to time, the National Association of Insurance Commissioners, which is commonly known as the NAIC, and various state insurance regulators consider modifying the method of determining the amount of dividends that may be paid by an insurance company without prior regulatory approval. The maximum amount of dividends that Atlantic States and Southern, our insurance subsidiaries during 2003, can pay us in 2004 without prior regulatory approval is approximately $17.4 million. In addition, state insurance regulators have broad discretion to limit the payment of dividends by our insurance subsidiaries in the future. The ability of our insurance subsidiaries to pay dividends to us may be further constrained by business and regulatory considerations, such as the impact of dividends on surplus that could affect our ratings, competitive position, the amount of premiums that we can write and our ability to pay future dividends.

     If the A.M. Best rating assigned to the Mutual Company or our insurance subsidiaries is significantly downgraded, our competitive position would be adversely affected.

     Industry ratings are a factor in establishing the competitive position of insurance companies. Our insurance subsidiaries and the Mutual Company are rated by A.M. Best, an industry-accepted source of insurance company financial strength ratings. A.M. Best ratings are specifically designed to provide an independent opinion of an insurance company’s financial health and its ability to meet ongoing obligations to policyholders. We believe that the financial strength rating of A.M. Best is material to our insurance operations. Currently, the Mutual Company, Atlantic States, Southern and Peninsula Companies each have an A (Excellent) rating from A.M. Best, and Le Mars has a B+ (Very Good) rating from A.M. Best. If the Mutual Company or any of our insurance subsidiaries were to be downgraded by A.M. Best, it would adversely affect our competitive position and make it more difficult for us to market our products and retain our existing policyholders.

     Our strategy to grow in part through acquisitions of smaller insurance companies exposes us to a number of risks that could adversely affect our results of operations and financial condition.

     The acquisition of smaller and undercapitalized insurance companies involves a number of risks that could adversely affect our results of operations and financial condition. The risks associated with the acquisition of this type of company include:

•	the inadequacy of reserves for loss and loss expenses;

•	the need to supplement management with additional experienced personnel;

•	conditions imposed by regulatory agencies that make the realization of cost-savings through integration of operations more difficult;

•	a need for additional capital that was not anticipated at the time of the acquisition; and

•	the use of more of our management’s time than was originally anticipated.

     If we cannot obtain sufficient capital to fund our organic growth and acquisitions, we may not be able to expand our business.

     Our strategy is to expand our business through organic growth and through strategic acquisitions of regional insurance companies. We will require additional capital in the future to support this objective. If we are unable to obtain sufficient capital on satisfactory terms and conditions, we may not be able to expand our business or make future acquisitions. Our ability to obtain additional financing will depend on a number of factors, many of which are beyond our control. For example, we may not be able to obtain additional financing because we may already have substantial debt at the time or because we do not have sufficient cash flow to service or repay our existing or additional debt. In addition, any equity capital we obtain in the future could be dilutive to our existing stockholders.

     Many of our competitors are financially stronger than we are and may be able to offer lower-priced products with which we may be unable to compete.

     The property and casualty insurance industry is intensely competitive. Competition is based on many factors, including the perceived financial strength of the insurer, premiums charged, policy terms and conditions, policyholder service, reputation and experience. We compete with many regional and national property and casualty insurance companies, including direct sellers of insurance products, insurers having their own agency organizations and other insurers represented by independent agents. Many of these insurers are better capitalized than we are, have substantially greater financial, technical and operating resources and have equal or higher ratings from A.M. Best. In addition, our competition may become increasingly better capitalized in the future as the traditional barriers between insurance companies, banks and other financial institutions erode and as the property and casualty insurance industry continues to consolidate.

     The greater capitalization of many of our competitors enables them to operate with lower profit margins and, therefore, allows them to market their products more aggressively, take advantage more quickly of new marketing opportunities and offer lower premium rates. We may not be able to maintain our current competitive position in the markets in which we operate if our competitors offer prices on products that are lower than the prices we can offer. Moreover, if our competitors lower the price of their products and we meet their pricing, our profit margins and revenues may be reduced and our ratios of claims and expenses to premiums may increase, which may materially adversely affect our business, financial condition and results of operations.

     Because our investment portfolio is made up primarily of fixed-income securities, our investment income and the fair value of our investment portfolio could suffer as a result of a number of factors.

     We invest the premiums we receive from our policyholders and maintain an investment portfolio that consists primarily of fixed-income securities. The management of our investment portfolio is an important component of our profitability because a significant portion of our operating income is generated from the income we receive on our invested assets. The quality and/or yield of our portfolio may be affected by a number of factors, including the general economic and business environment, changes in the credit quality of the issuers of the fixed-income securities we own, changes in market conditions and regulatory changes. The fixed-income securities we own are issued primarily by domestic entities and are backed either by the credit or collateral of the underlying issuer. Factors such as an economic downturn, a regulatory change pertaining to a particular issuer’s industry, a significant deterioration in the cash flows of the issuer or a change in the issuer’s marketplace may adversely affect our ability to collect principal and interest from the issuer.

     Our investments are also subject to risk resulting from interest rate fluctuations. Increasing interest rates or a widening in the spread between interest rates available on United States Treasury securities and corporate debt or asset-backed securities, for example, will typically have an adverse impact on the market values of the fixed-rate securities in our investment portfolio. If interest rates decline, we generally achieve a lower overall rate of return on investments of cash generated from our operations. In addition, in the event that investments are called or mature in a declining interest rate environment, we may be unable to reinvest the proceeds in securities with comparable interest rates. Changes in interest rates may reduce both our profitability and our return on invested capital.

     We are dependent on our key personnel, and the loss of any member of our senior management could negatively affect the implementation of our business strategy and achievement of our growth objectives.

     The loss of, or failure to attract, key personnel could significantly impede our financial plans, growth, marketing and other objectives. Our success depends to a substantial extent on the ability and experience of our senior management. We believe that our future success will depend in large part on our ability to attract and retain additional skilled and qualified personnel and to expand, train and manage our employees. We may not be successful in doing so, because the competition for experienced personnel in the insurance industry is intense. We do not have employment agreements with our key personnel, all of whom are employed by the Mutual Company.

     Recently enacted changes in securities laws and regulations are likely to increase our costs.

     The Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), which became law in July 2002, required changes in our corporate governance, public disclosure and compliance practices. Sarbanes-Oxley also required the Securities and Exchange Commission (the “SEC”) to promulgate new rules on a variety of corporate governance and disclosure subjects. In addition to the SEC rules, the Nasdaq National MarketSM (“Nasdaq”) has adopted revisions to its requirements for companies listed on Nasdaq, like us. We expect these developments to increase our legal and financial compliance costs.

     We also expect these developments to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These developments could make it more difficult for us to attract and retain additional members of our board of directors, particularly to serve on our audit committee, and additional executive officers.

     The reinsurance agreements on which we rely do not relieve us from liability to our policyholders, and we face a risk of non-payment from our reinsurers and the non-availability of reinsurance in the future.

     We rely on reinsurance agreements to limit our maximum net loss from large single risks or risks in concentrated areas, and to increase our capacity to write insurance. Although the reinsurance we maintain provides that the reinsurer is liable to us, our reinsurance does not relieve us from liability to our policyholders. To the extent that a reinsurer may be unable to pay losses for which it is liable to us under the terms of its reinsurance agreement with us, we remain liable for such losses. As of March 31, 2004, we had approximately $23.3 million of reinsurance receivables from third party reinsurers for paid and unpaid losses for which we believe we are entitled to reimbursement. The insolvency or inability to make timely payments by our reinsurers under the terms of our reinsurance agreements would adversely affect our results of operations.

     In addition, we face a risk of the non-availability of reinsurance or an increase in reinsurance costs that could adversely affect our ability to write business or our results of operations. Market conditions beyond our control, such as the amount of surplus in the reinsurance market and natural and man-made catastrophes, affect the availability and cost of the reinsurance we purchase. We cannot assure you that reinsurance will remain available to us to the same extent and on substantially the same terms and rates as it is currently available. If we are unable to maintain our current level of reinsurance or purchase new reinsurance protection in amounts that we consider sufficient, we would either have to be willing to accept an increase in our net retention or reduce our insurance writings, and our business, financial condition and results of operations could be adversely affected.

     Risks Relating to the Property and Casualty Insurance Industry

     We face significant exposure to terrorism.

     As a result of the September 11, 2001 terrorist attacks, the insurance industry has been compelled to re-examine policy terms and conditions and to address the potential for future threats of terrorist attacks and resulting losses. Our personal and commercial property and casualty insurance policies are not priced to cover the risk of terrorist attacks and losses such as those suffered in the World Trade Center terrorist attack. Therefore, we have exposure to terrorism under the lines of insurance products that we offer. The Terrorism Risk Insurance Act of 2002 may reduce the impact of future losses as a result of terrorism in connection with commercial insurance products we offer; however, because of the uncertainty regarding the application of the Terrorism Risk Insurance Act, the amount of losses we may be required to retain as a result of terrorism may result in a material adverse effect on our business, financial condition and results of operations. The Terrorism Risk Insurance Act is scheduled to expire on December 31, 2005, so it will not provide coverage beyond that time unless it is extended. The Terrorism Risk Insurance Act does not cover the personal insurance products we offer, and state regulators have not approved exclusions for acts of terrorism in our personal insurance products. Therefore we could incur large unexpected losses from the personal insurance policies that we issue, which could have a material adverse effect on our business, financial condition and results of operations.

     Industry trends, such as increased litigation against the insurance industry and individual insurers, the willingness of courts to expand covered causes of loss, rising jury awards, increasing medical costs and the escalation of loss severity may contribute to increased costs and to the deterioration of our reserves.

     Loss severity in our industry has continued to increase in recent years, principally driven by larger court judgments and increasing medical costs. In addition, many legal actions and proceedings have been brought on behalf of classes of complainants, which can increase the size of judgments. The propensity of policyholders and third party claimants to litigate and the willingness of courts to expand causes of loss and the size of awards may render our loss reserves inadequate for current and future losses if we become subject to litigation.

     Loss or significant restriction of the use of credit scoring in the pricing and underwriting of our personal insurance products could reduce our future profitability.

     We use credit scoring as a factor in making risk selection and pricing decisions where allowed by state law for our personal insurance products. Recently, some consumer groups and regulators have questioned whether the use of credit scoring unfairly discriminates against people with low incomes, minority groups and the elderly. These consumer groups and regulators are calling for the prohibition or restriction on the use of credit scoring in underwriting and pricing. Laws or regulations enacted in a number of states that significantly curtail the use of credit scoring in the underwriting process could reduce our future profitability.

     Changes in applicable insurance laws or regulations or changes in the way regulators administer those laws or regulations could materially adversely change our operating environment and increase our exposure to loss or put us at a competitive disadvantage.

     Property and casualty insurers are subject to extensive supervision in the states in which they do business. This regulatory oversight includes, by way of example, matters relating to licensing and examination, rate setting, market conduct, policy forms, limitations on the nature and amount of certain investments, claims practices, mandated participation in involuntary markets and guaranty funds, reserve adequacy, insurer solvency, transactions between affiliates, the amount of dividends that may be paid and restrictions on underwriting standards. Such regulation and supervision are primarily for the benefit and protection of policyholders and not for the benefit of stockholders. For instance, we are subject to involuntary participation in specified markets in various states in which we operate, and the rate levels we are permitted to charge do not always correspond with our underlying costs associated with the coverage we have issued.

     The NAIC and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance company investments, issues relating to the solvency of insurance companies, risk-based capital guidelines, restrictions on terms and conditions included in insurance policies, certain methods of accounting, reserves for unearned premiums, losses and other purposes, interpretations of existing laws and the development of new laws. Changes in state laws and regulations, as well as changes in the way state regulators view related party transactions in particular, could materially change our operating environment and have an adverse effect on our business.

     The state insurance regulatory framework recently has come under increased federal scrutiny. Congress is considering legislation that would create an optional federal charter for insurers. Federal chartering has the potential to create an uneven playing field for insurers by subjecting federally-chartered and state-chartered insurers to different regulatory requirements. Federal chartering also raises the specter of a matrix of regulation and costly duplicative, or conflicting, federal and state requirements. In addition, if federal legislation repeals the partial exemption for the insurance industry from federal antitrust laws, it would make it extremely difficult for insurers to compile and share loss data and predict future loss costs, which is an important part of cost-based pricing for insurers. If the ability to collect this data were removed, then the predictability of future loss costs, and hence, the reliability of our pricing, would be greatly undermined.

     If certain state regulators, legislators and special interest groups are successful in attempts to reduce, freeze or set rates for insurance policies, especially automobile policies, at levels that do not, in our management’s view, correspond with underlying costs, our results of operations will be adversely affected.

     From time to time, the automobile insurance industry in particular has been under pressure from certain state regulators, legislators and special interest groups to reduce, freeze or set rates at levels that do not, in the view of our management, correspond with underlying costs, including initiatives to roll back automobile and other personal lines rates. This activity may in the future adversely affect the profitability of our automobile insurance line of business in various states because increasing costs of litigation and medical treatment, combined with rising automobile repair costs, continue to increase our cost of providing automobile insurance coverage that we may not be able to offset by increasing the rates for our automobile insurance products. Adverse legislative and regulatory activity constraining our ability to price automobile insurance coverage adequately may occur in the future. The impact of the automobile insurance regulatory environment on our results of operations in the future is not predictable.

     We are subject to assessments, based on our market share in a given line of business, to assist in the payment of unpaid claims and related costs of insolvent insurance companies; these assessments could significantly affect our financial condition.

     We are obligated to pay assessments under the guaranty fund laws of the various states in which we are licensed. Generally, under these laws, we are subject to assessment, depending upon our market share of a given line of insurance business, to assist in the payment of unpaid claims and related costs of insolvent insurance companies in those states. The number and magnitude of future insurance company failures in the states in which we conduct business cannot be predicted, but resulting assessments could significantly affect our business, financial condition and results of operations. We are currently being assessed at the maximum level permitted by Pennsylvania law for several of our lines of business, and we expect that we will continue to be assessed by Pennsylvania at the maximum level for these business lines for a number of years.

     We must establish premium rates and loss and loss expense reserves from forecasts of the ultimate costs expected to arise from risks underwritten during the policy period, and our profitability could be adversely affected to the extent our premium rates or reserves are too low.

     One of the distinguishing features of the property and casualty insurance industry is that its products are priced before its costs are known, as premium rates are generally determined before losses are reported. Accordingly, we must establish premium rates from forecasts of the ultimate costs we expect to arise from risks we have underwritten during the policy period, and our premium rates may not be adequate to cover the ultimate losses incurred. Further, we must establish reserves for losses and loss expenses based upon estimates involving actuarial and statistical projections at a given time of what we expect to be our ultimate liability, and it is possible that our ultimate liability will exceed these estimates because of the future development of known losses, the existence of losses that have occurred but are currently unreported and larger than historical settlements on pending and unreported claims. The process of estimating reserves is inherently judgmental and can be influenced by factors that are subject to variation. If the premium rates or reserves we establish are not sufficient, our business, financial condition and results of operations may be adversely impacted.

     The cyclical nature of the property and casualty insurance industry may reduce our revenues and profit margins.

     The property and casualty insurance industry is highly cyclical, and individual lines of business experience their own cycles within the overall insurance industry cycle. Premium rate levels are related to the availability of insurance coverage, which varies according to the level of surplus in the insurance industry. The level of surplus in the industry varies with returns on invested capital and regulatory barriers to withdrawal of surplus. Increases in surplus have generally been accompanied by increased price competition among property and casualty insurers. If we find it necessary to reduce premiums or limit premium increases due to these competitive pressures on pricing, we may experience a reduction in our profit margins and revenues, an increase in our ratios of losses and expenses to premiums and, therefore, lower profitability.

     Risks Relating to Our Class A Common Stock

     The price of our Class A common stock may be adversely affected by its low trading volume.

     Our Class A common stock has limited trading liquidity. Reported average daily trading volume in our Class A common stock during the twelve months preceding March 31, 2004 was approximately 20,000 shares. This limited trading liquidity subjects our shares of Class A common stock to greater price volatility.

     The market price of our Class A common stock may be adversely affected by future sales of a substantial number of shares of our Class A common stock or Class B common stock or the availability of such shares for sale.

     The sale, or the availability for sale, of a significant number of shares of our Class A common stock or Class B common stock could adversely affect the prevailing market prices of our Class A common stock and could impair our ability to raise capital through future sales of our equity securities. As of March 31, 2004, we had outstanding 9,965,765 shares of our Class A common stock and 3,092,735 shares of our Class B common stock. Apart from the shares held by the Mutual Company, all of our outstanding shares of Class A common stock and Class B common stock are freely tradeable without restrictions under the Securities Act of 1933. Sales of a substantial number of shares of our Class A common stock or Class B common stock by the Mutual Company could cause the price of our Class A common stock to fall.

     The Mutual Company’s ownership of our stock, provisions of our certificate of incorporation and by-laws and certain state laws make it unlikely that anyone could acquire control of us unless the Mutual Company were in favor of the change of control.

     The Mutual Company’s ownership of our Class A common stock and Class B common stock, certain provisions of our certificate of incorporation and by-laws and the insurance laws and regulations of Pennsylvania and other states in which our insurance subsidiaries are incorporated could delay or prevent the removal of members of our board of directors and could make more difficult a merger, tender offer or proxy contest involving us to succeed, even if such events were beneficial to the interest of our stockholders other than the Mutual Company. These factors could also discourage a third party from attempting to acquire control of us. The classification of our board of directors could also have the effect of delaying or preventing a change in control of us.

     In addition, we have authorized 2,000,000 shares of series preferred stock that we could issue without further stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as our board of directors may determine and that may make it difficult for a third party to acquire control of us. We have no current plans to issue any preferred stock. Moreover, the Delaware General Corporation Law contains certain provisions that prohibit certain business combination transactions under certain circumstances. In addition, state insurance laws and regulations generally prohibit any persons from acquiring a 10% or greater interest in an insurance company without the prior approval of the state insurance commissioner of the state where the insurer is domiciled.

CAUTIONARY NOTICE REGARDING FORWARD LOOKING STATEMENTS

     Certain statements contained in, or incorporated by reference in, this prospectus are forward-looking in nature and are made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “intends,” “plans” or “anticipates,” or the negative thereof or comparable terminology, or by discussions of strategy. You are cautioned that our business and operations are subject to a variety of risks and uncertainties and, consequently, our actual results may materially differ from those projected by any forward-looking statements. Certain of these risks and uncertainties are discussed under the heading “Risk Factors.”

DESCRIPTION OF THE 2001 AGENCY STOCK PURCHASE PLAN

     We describe the provisions of the plan below, in question and answer form. As used in the plan, the term “subsidiary and affiliated insurance companies” means insurance companies that are our subsidiaries and the Mutual Company. The plan was approved by our board of directors on March 8, 2001 and was amended and restated on September 17, 2001 and December 20, 2001.

Purpose and Advantages of the Plan

1.	What is the purpose of the plan?

     The plan provides an eligible agency, as described in Question and Answer 6, an opportunity to acquire a long-term proprietary interest in us through the purchase of our Class A common stock at a discount from current market prices. In offering the plan, we seek to foster our interests and the interests of eligible agencies in achieving long-term profitable growth for us. Accordingly, we have created the plan for the purpose of facilitating the purchase of and long-term investment in shares of our Class A common stock by an eligible agency. We expect that an eligible agency that purchases shares under the plan will hold these shares on a long-term basis, as the plan is not intended to benefit an agency that demonstrates a pattern of immediate resale of shares acquired. As discussed in Question and Answer 6 below regarding eligibility, immediate resale of shares will be a factor in our determination whether an otherwise eligible agency should remain eligible for continued participation in the plan.

2.	What are the advantages of the plan?

     Under the plan, an eligible agency can utilize three convenient payment methods for the purchase of our Class A common stock at a 10% discount from the current market price. You will not pay any brokerage commissions or service charges in connection with your purchase.

Administration

3.	Who administers the plan for participants?

     A committee consisting of three persons appointed from time to time by our board of directors administers the plan. The committee may adopt rules and regulations for carrying out the plan. The committee’s interpretations or constructions of the provisions of the plan are final and conclusive unless our board of directors takes contrary action.

     Our board of directors appointed Donald H. Nikolaus, Ralph G. Spontak and Daniel J. Wagner to serve on the committee. We do not compensate members of the committee for administering the plan. Donald H. Nikolaus is our President, Chief Executive Officer and a director and holds the same positions with the Mutual Company. Ralph G. Spontak is our Senior Vice President, Chief Financial Officer and Secretary and holds the same positions with the Mutual Company. Mr. Spontak is also a director of the Mutual Company. Daniel J. Wagner is our Treasurer and holds the same position with the Mutual Company. The address and telephone number of each member of the committee is c/o Donegal Group Inc., 1195 River Road, Marietta, PA 17547; telephone (888) 877-0600.

4.	Where can I obtain additional information about the plan and its administrators?

     You can obtain additional information about the plan and its administrators by contacting Ralph G. Spontak, our Senior Vice President, Chief Financial Officer and Secretary, at (888) 877-0600.

5.	What is the term of the plan?

     The plan will be in effect until March 31, 2007 unless our board of directors terminates the plan earlier. The board of directors has the right to terminate the plan at any time without notice provided that no participant’s existing rights are adversely affected by the termination. During the term of the plan there will be ten consecutive semi-annual subscription periods. Each subscription period extends from April 1 through September 30 and from October 1 through March 31, respectively, until the plan terminates.

Participation

6.	What agencies are eligible to participate?

     An eligible agency is an independent insurance agency that brings value to us, the Mutual Company and our subsidiary and affiliated insurance companies, directly or indirectly, as determined by us in our discretion, and with which we seek a long-term relationship. Only eligible agencies may participate in the plan. The eligibility criteria we will consider includes the agency’s volume of direct premiums written, the ability of the agency to increase sales and grow the volume of direct premiums written, the historic loss ratio of the agency’s direct premiums written and whether the agency has been placed on rehabilitation by us, meaning that we notified the agency of operational deficiencies, or had its binding authority revoked. We may base eligibility on agency segmentation class or any other factors that indicate value to the companies, directly or indirectly, in our discretion.

     We will periodically review an eligible agency’s continued eligibility. A pattern of immediate resale of shares acquired under the plan by an eligible agency will be a factor in our determination whether an agency should remain eligible for continued participation in the plan. Immediate resales would tend to indicate that an agency is not seeking to share in the long-term profitable growth of the companies. If we determine to discontinue an agency’s participation in the plan, the agency will receive written notice from us that its eligibility to participate in the plan has been discontinued. This notice will be sent to the agency as promptly as possible, but in no event later than two weeks after the end of the subscription period during which the decision was made. A decision by us, in our discretion, to discontinue the eligibility of an agency under the plan will be treated as an automatic withdrawal from the plan. See Questions and Answers 24 and 25 below.

7.	How may an eligible agency participate in the plan?

     An eligible agency may enroll in the plan by completing and filing a subscription agreement, as described in Question and Answer 8, with us. We will send to each eligible agency a subscription agreement and a copy of this prospectus and any prospectus supplements prior to the beginning of the first enrollment period following the agency’s designation as an eligible agency.

8.	What does a subscription agreement provide?

     A subscription agreement allows each eligible agency to decide and identify the date on which the agency desires to become enrolled in the plan, the amounts of contribution and the payment method(s) selected for purchases under the plan. Eligible agencies that participated in our former Agency Stock Purchase Plan may participate in the plan by checking the appropriate box on the subscription agreement. Prior contribution amounts and payment method(s) will be carried over from the former Agency Stock Purchase Plan unless new instructions are given in the subscription agreement.

9.	When may an eligible agency enroll in the plan?

     If an eligible agency chooses the direct bill commission payment method, as explained in Question and Answer 15, enrollment in the plan may occur only during the enrollment period preceding each subscription period, which is from the 15th through the 31st day of March and from the 15th through the 30th day of September of each year. An eligible agency that desires to subscribe for the purchase of Class A common stock through withholding from direct bill commissions must return a duly executed and completed subscription agreement during the applicable enrollment period. Once enrolled in the direct bill commission payment method, an eligible agency’s participation in the plan continues for each succeeding subscription period until the agency ceases to be an eligible agency or withdraws from enrollment in the plan.

     If an eligible agency chooses the lump-sum payment method, as explained in Question and Answer 17, an eligible agency may enroll by submitting a supplemental subscription agreement to us and making a lump-sum payment by the last day of the applicable subscription period, September 30 or March 31.

     If an eligible agency chooses the contingent commission payment method, as explained in Question and Answer 18, an eligible agency may enroll by submitting a subscription agreement to us during the enrollment period immediately preceding each October 1 through March 31 subscription period.

10.	May an eligible agency transfer its subscription rights to another person or agency?

     No. An eligible agency may not assign its subscription payments or rights to subscribe to any other person, and any such attempted assignment is void, except for permitted designations as described in Question and Answer 23.

Costs and Expenses

11.	Are there any expenses to participants in connection with purchases under the plan?

     No. Eligible agencies are not obligated to pay any brokerage commissions or other charges with respect to the purchase of Class A common stock under the plan.

Purchases

12.	How many shares are available to be purchased under the plan?

     Our board of directors reserved 300,000 shares of our Class A common stock for sale under the plan, of which 220,150 shares remain available as of April 1, 2004.

13.	What is the price of shares of Class A common stock purchased under the plan?

     The subscription price for each share of Class A common stock purchased under the plan is 90% of the average of the closing prices of our Class A common stock on the Nasdaq National Market System on the last ten trading days of the applicable subscription period.

14.	How may an eligible agency pay for shares purchased under the plan?

     An eligible agency can pay for shares purchased under the plan by means of three payment methods: direct bill commission deduction, lump-sum payment or contingent commission deduction.

15.	What is the direct bill commission payment method?

     Under the direct bill commission payment method, an eligible agency may elect to purchase Class A common stock under the plan through deductions from its monthly direct bill commission payment by designating that a minimum of 1% and up to a maximum of 10% of the eligible agency’s monthly direct bill commission payments be withheld from the eligible agency’s direct bill commission payments. Direct bill commission payments are subject to the total subscription limit under all payment methods of $12,000 per subscription period. “Direct bill commission payments” means those commissions that are earned and actually available for payment in a monthly period to an eligible agency for personal and commercial direct bill policies after all offsetting debits and credits are applied, as determined solely from our records.

16.	May an eligible agency that chooses the direct bill commission payment method change the method or amount of contribution made or withheld under the plan?

     Yes. An eligible agency choosing the direct bill commission payment method may change the method or the rate of contribution by filing a new subscription agreement with us during the enrollment period for the next subscription period. This change will become effective during the next subscription period.

17.	What is the lump-sum payment method?

     Under the lump-sum payment method, an eligible agency may, by September 30 and March 31 of each subscription period, elect to make lump-sum cash payments for the purchase of Class A common stock under the plan. Lump-sum cash payments may not be less than $1,000 per subscription period and are subject to the total subscription limit under all methods of $12,000 per subscription period.

18.	What is the contingent commission payment method?

     An eligible agency may designate a percentage of the contingent commission payable to it under the terms of the applicable agency contingency plan (or its equivalent) to be withheld for the purchase of Class A common stock under the plan during the enrollment period immediately preceding the October 1 through March 31 subscription period. Contingent commission payments are subject to the total subscription limit under all payment methods of $12,000 per subscription period.

19.	Are there limitations on the amount of contributions or purchases that can be made?

     Yes. Each eligible agency’s total contributions for purchases from all payment methods (described in Questions and Answers 15, 17 and 18 above) may not exceed $12,000 during each subscription period. At the close of each subscription period, we will total each agency’s contributions from all payment methods. If at any time throughout a subscription period, an eligible agency’s total payments exceed the $12,000 maximum amount and the agency so requests, we will return the excess amount without interest to the agency within a reasonable period. Any amount not returned will be applied to the purchase of Class A common stock during the next subscription period without reducing the $12,000 limitation applicable to that subscription period.

20.	How are purchases made under the plan?

     We will maintain on our books a plan account for each enrolled eligible agency. All contributions made by an eligible agency through deductions from an eligible agency’s direct bill commission payments and contingent commission withholding and lump-sum payments during a subscription period, up to $12,000, are held in a separate bank account maintained by us until the shares purchased under the plan are issued to the eligible agency. At the end of each subscription period, the amount credited to each eligible agency’s plan account will be divided by the subscription price for the subscription period, and the eligible agency’s plan account will be credited with the number of whole shares that results. Any amount remaining in the plan account will be carried forward to the next subscription period without reducing the $12,000 limitation applicable to that subscription period or, if requested by the eligible agency, returned to the eligible agency. If the number of shares subscribed for during any subscription period exceeds the number of shares available for sale under the plan, the remaining available shares will be allocated among the participating eligible agencies in proportion to their total plan account balances, without regard to any amount carried forward from a previous subscription period.

Shares; Certificates for Shares

21.	May an eligible agency transfer, pledge, hypothecate or assign shares credited to the agency’s plan account?

     An eligible agency may not transfer, pledge, hypothecate or assign its subscription rights under the plan or shares credited to its plan account, except for permitted designations as described in Question and Answer 23.

22.	Are stock certificates issued for shares of Class A common stock purchased?

     We will issue and deliver to each eligible agency stock certificates for the shares it has purchased under the plan within a reasonable time after purchase, but in no event later than two weeks after the end of the subscription period during which the shares were purchased.

23.	In whose name are accounts maintained and certificates registered when issued?

     Accounts in the plan will be maintained in the name of the eligible agency. Consequently, certificates when issued for full shares will be registered in the same name. An eligible agency may, upon written request to us, (a) designate that shares be issued to a shareholder, partner, other principal or other licensed employee of an eligible agency or (b) designate that any retirement plan maintained by or for the benefit of an eligible agency or a shareholder, partner, other principal or other licensed employee of the eligible agency may purchase shares instead of the eligible agency through lump-sum payments made by the designee. These permitted designations are subject to the maximum amount limitation of $12,000, compliance with all laws that apply, including the Employee Retirement Income Security Act of 1974, payment by the eligible agency or its designee of any required transfer taxes and satisfaction of our usual requirements for recognition of a transfer of our Class A common stock.

Withdrawal from the Plan

24.	How and when may an eligible agency withdraw from the plan?

     An enrolled eligible agency may withdraw from the plan at any time by notifying us in writing, signed on behalf of the eligible agency by an authorized representative. We will treat a termination of agency status for any reason as an automatic withdrawal. If an agency withdraws from the plan, that agency may not resubscribe until after the next full subscription period has elapsed, and then only if we have redesignated the agency an eligible agency.

25.	What happens to any shares held in and amounts credited to an eligible agency’s plan account at the time of withdrawal?

     Promptly after the time of withdrawal or termination of an agency’s eligibility, but in no event later than two weeks after the end of the subscription period during which the withdrawal or termination occurred, we will issue certificates representing the whole shares held under the plan in the name of the agency, and will refund any amount credited to an eligible agency’s plan account at the time of withdrawal to the participant in cash without interest.

Other Information

26.	What happens if we declare a stock split or stock dividend or change or exchange our Class A common stock for shares of stock or other securities of our own or another corporation?

     Our committee will make appropriate adjustments in the total number and kind of our shares that are reserved for sale under the plan if our outstanding shares of Class A common stock are increased or decreased or changed into or exchanged for a different number or kind of our shares or other securities or stock or securities of another corporation, by reason of reorganization, merger, consolidation, recapitalization, reclassification, stock split-up, stock dividend (either in shares of our Class A common stock or of another class of our stock), spin-off or combination of shares.

27.	What are the federal income tax consequences of an eligible agency’s participation in the plan?

     At the time of purchase, and where an eligible agency purchases shares of Class A common stock in its own name, the eligible agency will be treated as having received ordinary income in an amount equal to the difference between the subscription price paid and the then fair market value of the Class A common stock acquired. At the end of each calendar year, we will mail to each participating agency a Form 1099 reflecting the amount of ordinary income earned under the plan. We will be entitled to a tax deduction at the same time in a corresponding amount. The participating agency’s basis in the Class A common stock purchased under the plan will be equal to the purchase price plus the amount of ordinary income recognized.

     When an agency disposes of shares of Class A common stock purchased under the plan, any amount received in excess of the value of the shares of Class A common stock on which the agency was previously taxed will be treated as a long-term or short-term capital gain, depending upon the holding period of the shares. If the amount received is less than that value, the loss will be treated as a long-term or short-term capital loss, depending upon the holding period of the shares (which begins on the day after each share is acquired).

     We also advise you to consult with a tax advisor to determine the tax consequences of a given transaction, particularly if a taxpayer other than you has been designated by you to become a participant in the plan.

28.	May the plan be changed or discontinued?

     Yes. Our board of directors has the right to amend, modify or terminate the plan at any time without notice if your existing rights are not adversely affected as a result of the amendment, modification or termination.

29.	How may eligible agencies sell shares of Class A common stock purchased under the plan?

     As discussed in Question and Answer 22, we will issue and deliver to eligible agencies the stock certificates for the shares purchased under the plan after the end of the subscription period during which the shares were purchased. Participants will have the sole discretion as to whether or when to sell their shares and may transfer or dispose of them at any time without restriction after receipt of their stock certificates. An agency may choose to sell shares through the broker of his or her choice.

PLAN OF DISTRIBUTION

     We have reserved 300,000 shares of Class A common stock for sale to eligible agencies under the plan, of which 220,150 shares of remain available as of April 1, 2004, until the plan terminates on March 31, 2007. We will offer the shares of Class A common stock under the plan directly to eligible agencies through our officers and will not use a broker or a dealer. In addition, we will not pay commissions, discounts or any other payments to any person for services in connection with the offer or sale of shares of Class A common stock under the plan. We will pay all costs of administering the plan. Participants will not incur brokerage commissions or service charges for the purchase of shares under the plan.

USE OF PROCEEDS

     No minimum amount of proceeds is required to be received by us in this offering. We will retain all proceeds from the sale of the shares of our Class A common stock under the plan. We intend to use the proceeds from sales of these shares for general corporate purposes, including making investments in and advances to our subsidiaries.

EXPERTS

     Our consolidated financial statements and schedules as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, have been incorporated by reference in this prospectus and in the registration statement in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference in this prospectus, and upon the authority of said firm as experts in accounting and auditing.

LEGAL OPINION

     The validity of the issuance of the shares of Class A common stock offered with this prospectus will be passed upon for us by Duane Morris LLP, Philadelphia, Pennsylvania. As of April 1, 2004, attorneys of Duane Morris LLP who have recently provided substantive legal services for us beneficially owned 18,469 shares of our outstanding Class A common stock, of which 5,000 shares represent shares of Class A common stock purchasable under currently exercisable stock options, and 5,854 shares of our outstanding Class B common stock. In addition, Frederick W. Dreher, a partner of Duane Morris LLP, is a director of the Mutual Company and is one of its members on the coordinating committee. The Mutual Company owns approximately 41.5% of our outstanding Class A common stock and approximately 62.6% of our outstanding Class B common stock.

AVAILABLE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our filings with the SEC are also available to the public from commercial document retrieval services and at the worldwide web site maintained by the SEC at “http://www.sec.gov.”

     Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports are available without charge on our website, www.donegalgroup.com. We are providing the address to our website solely for the information of investors. We do not intend the reference to our website to be an active link or to otherwise incorporate the contents of the website into this prospectus.

     We filed with the SEC in Washington, D.C. a registration statement on Form S-2, as amended on Form S-3, under the Securities Act of 1933 with respect to the securities covered by this prospectus. As permitted by the rules and regulations of the SEC, this prospectus does not contain all of the information set forth in the registration statement. For further information with respect to us and the securities covered by this prospectus, reference is made to the registration statement, including the exhibits filed or incorporated in the registration statement. Statements contained in this prospectus concerning the provisions of documents filed with, or incorporated by reference in, the registration statement as exhibits are necessarily summaries of those documents and each statement is qualified in its entirety by reference to the copy of the applicable documents filed with the SEC. Copies of the registration statement and its exhibits are on file at the offices of the SEC and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference room of the SEC described above or at the worldwide web site maintained by the SEC described above.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     We incorporate the following documents in this prospectus by reference:

(a)	Our Annual Report on Form 10-K for the year ended December 31, 2003, as filed with the SEC on March 26, 2004;

(b)	Certain portions of our 2003 Annual Report to Stockholders, consisting of pages 8, 10 through 31 and the information under the caption “Market Information” on page 32, included as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 26, 2004.

The remaining portions of our 2003 Annual Report to Stockholders are not incorporated by reference and are not part of this registration statement;

(c)	Our Current Report on Form 8-K, as filed with the SEC on April 21, 2004; and

(d)	The description of our Class A common stock set forth in our Post-Effective Amendment to Form 8-A/A Registration Statement filed by us with the SEC on April 12, 2001.

     All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the filing of a post-effective amendment that indicates that all securities offered have been sold or that deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of filing of such documents.

     Any statement incorporated in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement and any statement contained in this prospectus shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in any subsequently filed document that is deemed to be incorporated by reference modifies or supersedes such statement.

     We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, on written or oral request, a copy of any or all documents incorporated by reference in this prospectus, other than exhibits to those documents unless the exhibits are specifically incorporated by reference. Requests should be directed to:

Ralph G. Spontak
Senior Vice President and Chief Financial Officer
Donegal Group Inc.
1195 River Road
Marietta, PA 17547
(888) 877-0600

\

DONEGAL GROUP INC.

2001 AGENCY STOCK PURCHASE PLAN

300,000
Shares of
Class A common stock

__________

PROSPECTUS

__________

Dated April 22, 2004

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information.

     We do not claim the accuracy of the information in this prospectus as of any date other than the date stated on the cover page of the prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

     This item is hereby incorporated by reference to Item 14 of Amendment No. 5 to Registrant’s Form S-2 Registration Statement No. 333-63102 filed February 5, 2002.

Item 15. Indemnification of Directors and Officers.

     This item is hereby incorporated by reference to Item 15 of Amendment No. 5 to Registrant’s Form S-2 Registration Statement No. 333-63102 filed February 5, 2002.

Item 16. Exhibits.

Exhibit Number	Description of Exhibits	Reference
4.1	Form of Subscription Agreement Under the Donegal Group Inc. 2001 Agency Stock Purchase Plan.	(a)

5.1	Opinion of Duane Morris LLP.	(b)

23.1	Consent of Independent Auditors.	Filed herewith

23.2	Consent of Duane Morris LLP (included in its opinion incorporated by reference in Exhibit 5.1).

24	Powers of attorney (included on pages II-2 and II-3 hereof).	Filed herewith

(a)	Such exhibit is hereby incorporated by reference to the like-described exhibit in Amendment No. 4 to Registrant’s Form S-2 Registration Statement No. 333-63102 filed December 21, 2001.

(b)	Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant’s Form S-2 Registration Statement No. 333-63102 filed on June 15, 2001.

Item 17. Undertakings.

     This item is hereby incorporated by reference to Item 17 of Amendment No. 5 to Registrant’s Form S-2 Registration Statement No. 333-63102 filed February 5, 2002.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Marietta, Pennsylvania, on April 22, 2004.

DONEGAL GROUP INC.

By:	/s/ Donald H. Nikolaus

Donald H. Nikolaus, President

     Know all men by these presents, that each person whose signature appears below constitutes and appoints Donald H. Nikolaus and Ralph G. Spontak, and each or either of them, as such person’s true and lawful attorneys-in-fact and agents, with full power of substitution, for such person, and in such person’s name, place and stead, in any and all capacities to sign any or all amendments or post-effective amendments to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Donald H. Nikolaus Donald H. Nikolaus	President, Chief Executive Officer and a Director (principal executive officer)	April 22, 2004
/s/ Ralph G. Spontak Ralph G. Spontak	Senior Vice President, Chief Financial Officer and Secretary (principal financial and accounting officer)	April 22, 2004

Signature	Title	Date
/s/ Robert S. Bolinger Robert S. Bolinger	Director	April 22, 2004
/s/ Patricia A. Gilmartin Patricia A. Gilmartin	Director	April 22, 2004
/s/ Philip H. Glatfelter, II Philip H. Glatfelter, II	Director	April 22, 2004
/s/ John J. Lyons John J. Lyons	Director	April 22, 2004
/s/ R. Richard Sherbahn R. Richard Sherbahn	Director	April 22, 2004
/s/ Richard D. Wampler, II Richard D. Wampler, II	Director	April 22, 2004

EXHIBIT INDEX

(Pursuant to Item 601 of Regulation S-K)

Exhibit Number	Description of Exhibits	Reference
4.1	Form of Subscription Agreement Under the Donegal Group Inc. 2001 Agency Stock Purchase Plan.	(a)

5.1	Opinion of Duane Morris LLP.	(b)

23.1	Consent of Independent Auditors.	Filed herewith

23.2	Consent of Duane Morris LLP (included in its opinion incorporated by reference in Exhibit 5.1).

24	Powers of attorney (included on pages II-2 and II-3 hereof).	Filed herewith

(a)	Such exhibit is hereby incorporated by reference to the like-described exhibit in Amendment No. 4 to Registrant’s Form S-2 Registration Statement No. 333-63102 filed December 21, 2001.

(b)	Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant’s Form S-2 Registration Statement No. 333-63102 filed on June 15, 2001.